UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission File Number: 001-40777
ARQIT QUANTUM INC.
(Exact name of registrant as specified in its charter)
Nova North, Floor 7, 11 Bressenden Place
London SW1E 5BY, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F☒  Form 40-F ☐

EXPLANATORY NOTE
On October 19, 2023, Arqit Quantum Inc. (the “Company”) received a notification from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it no longer satisfies Nasdaq Listing Rule 5550(a)(2) because for the past 30 consecutive business days preceding the date of the notification (“Notice”), the bid price per share of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).
The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, and the Company’s Ordinary Shares continue to trade on Nasdaq under the symbol “ARQQ”.
Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar day period following the date of the Notice (the “Compliance Period”), the closing bid price of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement and its Ordinary Shares will continue to be eligible for listing on Nasdaq absent noncompliance with any other requirement for continued listing.
If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period, under Nasdaq Listing Rule 5810(c)(3)(A)(ii), the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for the market value of its publicly held Ordinary Shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provides written notice of its intention to cure the minimum bid price deficiency during the second compliance period.
If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (or the Compliance Period as may be extended) the Company’s Ordinary Shares will be subject to delisting.
The Company intends to monitor the closing bid price of its Ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.
This Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-262215), Form F-3 (File No. 333-268786) and Form F-3 (File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer
Date: October 23, 2023